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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                               (Amendment No. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                           (Name of Subject Company)

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
                         (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            Philip N. Cardman, Esq.
                 Vice President, General Counsel and Secretary
                      Objective Systems Integrators, Inc.
                              101 Parkshore Drive
                            Folsom, California 95630
                                 (916) 353-2400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            Charles S. Farman, Esq.
                            Morrison & Foerster LLP
                          400 Capitol Mall, 23rd floor
                          Sacramento, California 95814
                                 (916) 448-3200

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   This Amendment No. 2 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on December 6, 2000 by Objective Systems Integrators, Inc., a Delaware corporation ("OSI" or the "Company") as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on December 15, 2000, relating to the tender offer by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agilent Technologies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated December 6, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), at a purchase price of $17.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Item 3 is hereby amended and supplemented as follows:

   The second, third, fourth and sixth paragraphs of Item 3 are replaced in their entirety with the following:

   Lawrence F. Fiore, the Chief Financial Officer of the Company, entered into a Severance Agreement in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Fiore would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 24 months;
(c) payment of 100% of Company-paid benefits for up to 24 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Fiore's termination, as such term is defined in the Severance Agreement, to occur, Mr. Fiore would be entitled to receive, among other things, approximately $562,500, constituting the severance compensation described above, and 77,500 options would be fully vested.

   Bud J. Mullanix, the Vice President, Human Resources of the Company, entered into a Severance Agreement in March of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Mullanix would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months;
(d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Mullanix's termination, as such term is defined in the Severance Agreement, to occur, Mr. Mullanix would be entitled to receive, among other things, approximately $227,500, constituting the severance compensation described above, and 60,000 options would be fully vested.

   Roger A. Hosier, Vice President and Chief Technology Officer of the Company, entered into a Severance Agreement in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Hosier would be entitled to: (a) payment of any accrued and unpaid compensation; (b) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (c) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Hosier's termination, as such term is defined in the Severance Agreement, to occur, 54,270 options would be fully vested.

   Mr. Fiore and Mr. Dan D. Line, Senior Vice President, Worldwide Sales and Operations of the Company, have also each entered into employment agreements with the Company. Mr. Fiore's employment agreement provides for a single payment equal to one year's salary upon termination without cause, or a total of $155,000, provided Mr. Fiore enters into a standard release and termination agreement. Mr. Line's employment agreement provides for two years of continuing salary if termination is without cause, or a total of $350,000 paid over the course of two years, provided Mr. Line enters into a standard release and termination agreement.

The Merger Agreement

   Item 3, under the subsection "The Merger Agreement" is amended and supplemented by the following:

   The following sentence is added to the end of the second paragraph under the subsection "The Merger Agreement--The Offer":

   All conditions to the Offer, other than the Antitrust Condition, will be satisfied or waived prior to the Expiration Date.

   In the first two lines of the second paragraph of "The Merger Agreement-- Conditions to the Offer", "Parent" is hereby replaced with "Merger Sub."

   The first paragraph under the subsection "The Merger Agreement--Conditions to the Offer" is hereby replaced in its entirety by the following:

   The obligation of Merger Sub to accept for payment and to pay for any Shares tendered (and the obligation of Parent to cause Merger Sub to accept for payment and to pay for any Shares tendered) shall be subject to various conditions, including the condition that each of (A) a majority of Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options (as defined in Merger Agreement) and unvested Company Stock Options that vest prior to January 31, 2001 (but excluding any Shares held by the Company or any of its subsidiaries) and (B) a majority of those Shares held by persons who have not executed Tender and Voting Agreements be validly tendered (but excluding any Shares held by Parent, Merger Sub or their respective affiliates) (collectively, the "Minimum Condition"). Each condition, other than the Antitrust Condition (as described below) is to be satisfied or waived prior to the Expiration Date.

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

   The first sentence of the fifth to last paragraph under the subsection "The Merger Agreement--Conditions to the Offer is hereby revised as follows:

   The foregoing conditions are for the sole benefit of Parent and Merger Sub. Other than the Minimum Condition, these conditions may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Parent or Merger Sub.

Tender Agreement

   Item 3, under the subsection "Tender Agreement" is hereby amended and supplemented by the following:

   On December 20, 2000, the Stockholders tendered their 20,360,546 Shares pursuant to the Tender Agreement.

Offer Letters

   Item 3, under the subsection "Offer Letters" is hereby amended and supplemented by replacing that subsection with the following:

   Pursuant to letters, (each an "Offer Letter"), Parent has offered employment to certain employees of the Company. Each such offer is contingent upon the successful closing of the proposed acquisition. Parent and the Company agree that a termination, as such term is defined in the Severance Agreements and employment agreements discussed under the headings "--Past Contacts, Transactions, Negotiations and Agreements" above and "Employment Contracts and Change-in-Control Arrangements" in the Information Statement attached as Schedule I hereto, will be deemed to have occurred upon the successful closing of the proposed acquisition. Certain terms of the Offer Letters are summarized below, however, each description is qualified in its entirety by such Offer Letters, which are attached, along with any amendments thereto, as Exhibit (e)(4) hereto.

   Jeffrey T. Boone. Mr. Boone's Offer Letter dated December 15, 2000, provides for an annual base salary of $200,000 and he has been offered an option to purchase 5,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Boone's Severance Agreement, as described in the Information Statement attached as Schedule I hereto, under the heading "Employment Contracts and Change-in-Control Arrangements," including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, as a result of Mr. Boone's acceptance of Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options.

   Lawrence F. Fiore. Mr. Fiore's Offer Letter dated December 19, 2000 provides for a temporary position, not to exceed six months. Mr. Fiore's base monthly salary will be $18,500. In addition, as a result of Mr. Fiore's acceptance of Parent's offer, any agreements Mr. Fiore entered into with the Company will terminate, excluding Mr. Fiore's Severance Agreement and employment agreement, and Parent will pay all sums and benefits due under Mr. Fiore's Severance Agreement and employment agreement (see "--Past Contacts, Transactions, Negotiations and Agreements" above).

   Roger A. Hosier. Mr. Hosier's Offer Letter dated December 4, 2000 and amended on December 18, 2000, provides for an annual salary of $170,000 and he has been offered an option to purchase 3,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Hosier's Severance Agreement, as described in "--Past Contacts, Transactions, Negotiations and Agreements" above, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, as a result of Mr. Hosier's acceptance of Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options.

   Bud J. Mullanix. Mr. Mullanix's Offer Letter dated December 4, 2000, provides for an annual salary of $150,000 and he has been offered an option to purchase 3,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Mullanix's Severance Agreement, as described in "--Past Contacts, Transactions, Negotiations and Agreements" above, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, as a result of Mr. Mullanix's acceptance of Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options.

   James T. Olsen. Mr. Olsen's Offer Letter dated December 4, 2000 and amended on December 8, 2000, provides for an annual salary of $225,000 and he has been offered an option to purchase 30,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will pay all sums and benefits due under Mr. Olsen's Severance Agreement, as described in the Information Statement attached as Schedule I hereto, under the heading "Employment Contracts and Change-in-Control Arrangements," including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock. In addition, if Mr. Olsen accepts Parent's offer, Parent will extend the life of the such options to purchase Parent Common Stock to the original term of the underlying Company Stock Options. As of December 22, 2000, Mr. Olsen had not accepted Parent's offer.

   Dan D. Line. Mr. Line's Offer Letter dated December 20, 2000, provides for a temporary position, not to exceed nine months. Mr. Line's base monthly salary will be $20,000. As a result of Mr. Line's acceptance of Parent's offer, Parent will pay all sums and benefits due under Mr. Line's Severance Agreement, as described in the Information Statement attached as Schedule I hereto, under the heading "Employment Contracts and Change-in-Control Arrangements," including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock with a one-year exercise period. In addition, Parent will pay all sums due under Mr. Line's employment agreement (see "--Past Contacts, Transactions, Negotiations and Agreements" above).

Item 4. The Solicitation or Recommendation.

   (b) Reasons.

Background of the Offer

   Item 4, under the subsection "Background of the Offer" is hereby amended and supplemented by replacing the third, fourth, fifth, seventh, twelfth, eighteenth, twentieth, and twenty second paragraphs with the following:

   Between April and July of 2000, GKM or AHH contacted approximately 70 possible strategic partners and engaged in further preliminary discussions with over 30 companies that had expressed an interest in a business combination with the Company, including a large telecommunication equipment provider ("Bidder A") and Agilent. Of the over 30 companies who initially expressed interest in a possible business combination with the Company, seven (including Bidder A and Agilent) engaged in further discussions with the Company. During this time period, GKM and AHH provided the Board and the Company's senior management with periodic updates as to the results of these contacts. The Company and Bidder A entered into a Non-Disclosure Agreement on April 28, 2000. The remaining five companies all entered into Non-Disclosure Agreements between May 1 and August 1, 2000 and performed preliminary due diligence on the Company. However, none of these five companies submitted any proposals for possible business combinations with the Company.

   On July 28, 2000, representatives of AHH presented the Board with a report on the services that they had provided to date, the status of AHH's preliminary discussions with Bidder A, Agilent, the five other companies that were still potential strategic partners, and various strategic alternatives available to the Company. At this meeting, the Board determined to form a special committee composed of Gary D. Cuccio, George F. Schmitt and Dr. Kornel Terplan, the three non-management directors (the "Special Committee"). The Board authorized the Special Committee to pursue a possible business combination involving the Company and to review, evaluate and negotiate the proposed structure, price and terms of such a transaction. The Board also authorized the Special Committee to recommend a possible business combination involving the Company to the Board if the Special Committee believed such proposal would be in the best interests of the Company and its stockholders.

   At its initial meeting on August 15, 2000, the Special Committee authorized AHH to pursue further discussions with five potential strategic partners (including Bidder A and Agilent). The Special Committee also authorized one of its members to contact an officer of Bidder A to discuss a possible strategic transaction.

   In August 2000, Bidder A conducted a due diligence investigation of the Company. Following this investigation and other meetings between representatives of Bidder A and the Company, on August 31, 2000, Bidder A delivered to the Special Committee a non-binding indication of interest relating to an acquisition of the Company by Bidder A. AHH provided the Special Committee with their analysis of the proposed price, structure, terms and conditions of the proposed offer. Following discussion, the Special Committee determined that the economic terms in the non-binding indication of interest were not in the best interests of the Company and its stockholders. The Special Committee directed AHH to pursue further discussions with the financial advisors for Bidder A, Agilent and the other remaining potential strategic partners.

   At a Special Committee meeting on November 2, 2000, AHH reported on the current status of its ongoing discussions with Agilent and Bidder A. AHH also reported on its analysis of the price and other terms of the potential transaction that had been proposed by Bidder A. The Special Committee authorized AHH to pursue further discussions with Bidder A. On November 2, 2000 and November 3, 2000, Agilent continued its on-site and off-site due diligence investigation of the Company.

   On November 16, 2000, counsel for Agilent delivered to the Special Committee a revised non-binding proposal and draft definitive agreement, providing for, among other things, an all cash tender offer of the outstanding shares of the Company at the purchase price of $17.75 per share to be followed by a second-step merger. The proposal included a three percent termination fee, a non-solicitation provision and a requirement that stockholders holding at least 50% of the outstanding Common Stock enter into the Tender Agreement. The proposal stated that execution of a definitive agreement was subject to the approval of Agilent's Board of Directors and satisfactory completion of due diligence. Counsel for Bidder A also delivered a draft definitive agreement, providing for, among other things, an all cash tender offer for the outstanding shares of the Company at an orally expressed per share price less than that offered by Agilent.

   The Special Committee met on the afternoon of November 17, 2000, at which time Company counsel, AHH and GKM reviewed the principal terms and conditions of the agreements submitted by Bidder A and Agilent with the Special Committee. AHH and GKM again analyzed the relative merits of the final proposals from Bidder A and Agilent, as well as the perceived likelihood and timing of closing a transaction with each of the parties. The Special Committee observed that while both Bidder A and Agilent had proposed all cash tender offers, Agilent had proposed a higher price per share than Bidder A. Following this discussion, the Special Committee unanimously determined to proceed with immediate negotiation and finalization of the draft merger agreement with Agilent. The Special Committee also instructed AHH to inform the financial advisors for Bidder A that another party had proposed the acquisition of the Company at a higher per share price than that proposed by Bidder A. That evening, the financial advisors to Bidder A informed AHH that Bidder A had delivered its best and final offer.

   At the Board meeting immediately following the meeting of the Special Committee, the Board reviewed the terms of the draft merger agreement with AHH, GKM and Company counsel. At this meeting, AHH reviewed the course of negotiations with Bidder A and Agilent. GKM presented its financial analysis of the proposed transaction and its written opinion that, as of that date, the Offer Price to be received by holders of Common Stock in connection with the Offer and the Merger was fair to such holders from a financial point of view. The Special Committee then presented its recommendation to the Board that the Offer and the Merger are in the best

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interests of the Company's stockholders. After further discussion, the Board approved, by unanimous vote of the directors, the transaction and the entry into the definitive agreements by the Company, subject to finalization of the merger agreement and the receipt of an updated fairness opinion from GKM on the date that the draft merger agreement was finalized.

Reasons for the Recommendation of the Board

   Item 4, under the subsection "Reasons for the Recommendation of the Board" is hereby amended and supplemented by replacing the first, sixth, seventh, eighth and thirteenth bulleted paragraphs with the following:

  . The historical and recent trading activity and market prices of Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize (1) a premium of 31% over the last sale price of Shares reported on the Nasdaq National Market on November 24, 2000, prior to the decision by the Board to approve the transaction, (2) a premium of 77% over the last sale price of Shares reported on the Nasdaq National Market over a 30 day mean prior to the decision by the Board to approve the transaction, (3) a premium of 56% over the last sale price of Shares reported on the Nasdaq National Market over a 90 day mean prior to the decision by the Board to approve the transaction, and (4) a premium of 54% over the last sale price of Shares reported on the Nasdaq National Market over the last twelve months mean prior to the decision by the Board to approve the transaction. The Board considered these periods the most relevant to demonstrate the recent performance of the Shares.

  . The recommendation of the Special Committee that the Offer and the Merger are in the best interests of the Company and its stockholders. The Special Committee based its recommendation principally on the price per Share and its view that the other material terms of the Offer and the Merger, taken as a whole, were no less favorable than those found in comparable acquisition transactions.

  . The Company's financial performance and outlook, and the Company's assets, business, financial condition, business strategy, results of operations and the Company's prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than the Company. In particular, the Board considered the rapid consolidation that had been taking place within the telecommunications industry, and the Board's assessment of the Company's ability to effectively compete in the industry as an independent entity.

  . The Board's determination that, as compared with the Company's alternatives (including the possibility of pursuing a sale to a strategic buyer, making a series of strategic acquisitions, or entering into a strategic partnership with a larger company), a sale of the Company would more likely result in greater benefits to the Company's stockholders.

  . The Board's determination that the termination fee would not materially impair the ability of a third party to make a competing proposal. In making its determination the Board considered that the amount of the termination fee was comparable to termination fees in transactions of a similar size.

Opinion of Gerard Klauer Mattison & Co., Inc.

   Item 4, under the subsection "Opinion of Gerard Klauer Mattison & Co., Inc." is amended and supplemented as follows:

   The first sentence of the paragraph just above the subheading "The Company's Stock Trading History" is hereby replaced by the following sentence:

   The following is a brief summary of the material financial analyses performed by GKM in connection with its oral opinion and the preparation of its opinion letter dated November 24, 2000.

   Item 4, under the subsection "Opinion of Gerard Klauer Mattison & Co., Inc.--Discounted Cash Flow Analysis" is hereby amended and supplemented as follows:

   The discount rates of 14.0% to 22.0% were selected based on the estimated industry weighted average cost of capital.

   Item 4, the first paragraph under the subsection "Fees and Expenses " is hereby amended and supplemented by adding the following:

   Based on the 37,609,227 shares of Common Stock that were outstanding on December 1, 2000, the total amount to be paid to holders of Common Stock by Parent in the Offer and Merger would be approximately $668 million. The Transaction Fee based on this valuation would be approximately $8 million.

Item 8. Additional Information.

Information Statement

   Schedule I of the Schedule 14D-9, referenced in Item 8, under the subsection "Information Statement" is hereby amended and supplemented by the following:

   The seventh paragraph of the Information Statement is hereby replaced with the following:

   The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Merger Sub and the Designees has been furnished to the Company by Parent, and the Company cannot assure you that this information is accurate or complete.

   The compensation information for Philip N. Cardman and Dan D. Line in the Summary Compensation Table under the subsection "Executive Compensation and Other Matters-Executive Compensations" of the Information Statement is hereby replaced with the following:

                                                                    Long-Term Compensation
                                        Annual Compensation                 Awards
                                ----------------------------------- ----------------------
                                                                    Restricted Securities
   Name and Principal    Fiscal                                       Stock    Underlying  All Other
        Position          Year  Salary ($) Bonus ($) Commission ($) Awards ($) Options ($) Commission
   ------------------    ------ ---------- --------- -------------- ---------- ----------- ----------
Philip N. Cardman.......  2000   214,181     2,276          --          --        40,000     3,979(2)
 Vice President, General  1999   205,384       --           --          --        65,000     4,041(2)
 Counsel and Secretary    1998   203,750       155          --          --           --      4,075(2)

Dan D. Line.............  2000   187,454    55,000      462,082         --       150,000     3,482(2)
 Sr. Vice President,      1999   107,500       --       178,193         --        25,000     2,895(2)
 Worldwide Sales          1998    95,000       155      562,129         --        40,000     4,339(2)

   The first four paragraphs of the section entitled "Employment Contracts and Change-in-Control Arrangements" of the Information Statement are hereby replaced in their entirety with the following:

   Jeffrey T. Boone entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Boone would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of
Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Boone's termination, as such term is defined in the Severance Agreement, to occur, Mr. Boone would be entitled to receive, among other things, approximately $291,250, constituting the severance compensation described above, and 79,792 options would be fully vested.

   Philip N. Cardman entered into an employment agreement, as amended, with the Company in May of 1996. This agreement includes payment of base salary for two years from termination in the event of involuntary termination without cause, or a total of $310,000 paid over the course of two years. Mr. Cardman also entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Cardman would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 24 months; (c) payment of 100% of Company-paid benefits for up to 24 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Cardman's termination, as such term is defined in the Severance Agreement, to occur, Mr. Cardman would be entitled to receive, among other things, approximately $612,500, constituting the severance compensation described above, and 186,935 options would be fully vested.

   Dan D. Line entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Line would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Line's termination, as such term is defined in the Severance Agreement, to occur, Mr. Line would be entitled to receive, among other things, approximately $175,000, constituting the severance compensation described above, and 97,291 options would be fully vested.

   James T. Olsen entered into a Severance Agreement with the Company in December of 1999. This agreement provides that, as a result of a termination on a "change in control," Mr. Olsen would be entitled to: (a) payment of any accrued and unpaid compensation; (b) payment of severance compensation in an amount equal to his compensation for 12 months; (c) payment of 100% of Company-paid benefits for up to 12 months; (d) full vesting of all options he holds before termination (such options to remain exercisable for 12 months after termination, or for 24 months if the termination results from disability, but in no event longer than the original terms of the options); and (e) a payment sufficient to pay certain taxes should the benefits under the Severance Agreement constitute a "parachute payment" within the meaning of
Section 280G of the Internal Revenue Code of 1986. The purchase by Merger Sub of at least 50% of the voting power of the Company, or the closing of the Merger, would constitute a "change in control" for purposes of the Severance Agreement. Were Mr. Olsen's termination, as such term is defined in the Severance Agreement, to occur, Mr. Olsen would be entitled to receive, among other things, approximately, $323,750, constituting the severance compensation described above, and 163,542 options would be fully vested.

Antitrust

   Item 8, under the subsection "Antitrust" is hereby amended and supplemented by adding the following:

   Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 11, 2000, and received notification from the Premerger Notification Office of the FTC of early termination, effective December 22, 2000, of the required waiting period with respect to the Offer and the Merger.

   Parent has been advised that in connection with Merger Sub's acquisition of the Shares pursuant to the Offer a regulatory filing will be required in the Republic of China in Taiwan (the "ROC"). In the ROC, a combination filing must be made with its Fair Trade Commission (the "ROC FTC") for prior approval. The ROC FTC must respond to the combination filing within two months of receipt. Parent made the combination filing on December 11, 2000. The ROC FTC may approve Merger Sub's acquisition of the Shares pursuant to the Offer prior to the expiration of the full two-month period, but there can be no assurance that it will do so. In the event the ROC FTC does not approve the transaction prior to the expiration date, the acceptance of the Shares by the Merger Sub may be delayed and the proposed transaction may not be consummated until such approval is received. This may result in a delay of payment to the Stockholders.

Item 9. Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

 Exhibit No.                             Description
 -----------                             -----------
  (a)(1)(I)  Joint Press Release of Agilent Technologies, Inc. and the Company,
              dated December 26, 2000.

  (e)(4)     Offer Letters from Agilent Technologies, Inc. to each of Dan D.
              Line, Jeffrey Boone, Lawrence Fiore.*

--------
* Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Tahoe Acquisition Corp. and Agilent Technologies, Inc. on December 26, 2000.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: December 26, 2000

                                                 /s/ Philip N. Cardman
                                          By: _________________________________
                                                     Philip N. Cardman
                                              Vice President, General Counsel
                                                       and Secretary